UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Scott Galloway
42 W. 15th Street, #2
New York, NY 10011
(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 22201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends the Schedule 13D filed on June 30, 2004 (the “Initial Schedule 13D”) by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of RedEnvelope, Inc. (the “Issuer”). Capitalized terms used in this Amendment No. 1 without definition have the meanings given to them in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 is supplemented as follows:

     In the past two weeks, Mr. Galloway, acting on behalf of the Reporting Persons, has made several attempts to communicate with the other directors of the Issuer regarding the Reporting Persons’ concerns in respect of the current management strategy and oversight by the Board of Directors. Mr. Galloway has received in response only one telephone call and one e-mail, both from Mr. Michael Moritz, Chairman of the Board. Mr. Moritz expressed in his telephone call that he was not interested in discussing these management issues with Mr. Galloway. Mr. Moritz’s e-mail, which was sent the following day, requested that Mr. Galloway provide a formal letter addressed to the Board of Directors setting forth the Reporting Persons’ “ideas about the Company’s management and direction.”

     In an email dated July 9, 2004 addressed to Mr. Moritz, and copied to the Issuer’s General Counsel, Mr. Galloway expressed his disappointment in the Board of Directors’ disinterest in meeting with him and, again, asked Mr. Moritz to meet with him to try to find solutions to the current ineffectiveness of the Issuer’s management and Board of Directors. Mr. Galloway also indicated that as a result of the Board of Directors’ non-responsiveness and timing considerations, Mr. Galloway was left with no option but to propose an alternate slate of nominees for election as directors of the Issuer at the Issuer’s upcoming 2004 annual meeting of stockholders. In accordance with the Issuer’s bylaws, Mr. Galloway intends to submit a notice to the Issuer setting forth the alternate slate of nominees. A copy of the text of Mr. Galloway’s e-mail is filed as an exhibit to this Amendment No. 1 to Schedule 13D.

     In order to provide the Reporting Persons with the ability to communicate directly with the stockholders of the Issuer about their concerns and the alternate slate of nominees, Mr. Galloway, on behalf of the Reporting Persons, also has sent to the Issuer, on July 9, 2004, a demand for access to and copies of the stockholder list and other books and records available to stockholders in accordance with applicable law.

Item 7. Material to Be Filed as Exhibits.

The following additional exhibits are filed herewith:

1.     Text of E-mail from Scott Galloway to Michael Moritz, dated July 9, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: July 9, 2004
/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin
R. Ian Chaplin

/s/ Martin McClanan
Martin McClanan

/s/ Michael L. Meyer
Michael L. Meyer